SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          THE THORSDEN GROUP, LTD.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                  (CUSIP Number)

                              Jeffrey M. Jones, Esq.
                              Kevin R. Pinegar, Esq.
                       DURHAM, EVANS, JONES & PINEGAR, P.C.
                         50 South Main Street, Suite 850
                           Salt Lake City, Utah 84144
                                (801) 538-2424
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 11, 1997
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                           SCHEDULE 13D                            Page 2 of 13

-------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON                        JOHN BLUMENTHAL
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
-------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
-------------------------------------------------------------------------------

3.  SEC USE ONLY

-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS                                                      OO
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL                                     [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
-------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               US
-------------------------------------------------------------------------------

NUMBER OF         7.       SOLE VOTING POWER                       2,940,000
SHARES
BENEFICIALLY      -------------------------------------------------------------
OWNED BY          8.       SHARED VOTING POWER                            0
EACH
REPORTING         -------------------------------------------------------------
PERSON            9.       SOLE DISPOSITIVE POWER                  2,940,000
WITH              -------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER                       0
-------------------------------------------------------------------------------

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                2,940,000
             EACH REPORTING PERSON
-------------------------------------------------------------------------------

12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                     [ ]
             (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                 14.7%
             ROW (11)
-------------------------------------------------------------------------------

14.          TYPE OF REPORTING PERSON                                    IN
-------------------------------------------------------------------------------

                           SCHEDULE 13D                            Page 3 of 13

-------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON                        STEPHEN RUSSELL
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
-------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
-------------------------------------------------------------------------------

3.  SEC USE ONLY

-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS                                                   OO
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL                                     [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
-------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               UK
-------------------------------------------------------------------------------

NUMBER OF         7.       SOLE VOTING POWER                       1,540,000
SHARES            -------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                            0
OWNED BY          -------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                  1,540,000
REPORTING         ------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                       0
-------------------------------------------------------------------------------

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                1,540,000
             EACH REPORTING PERSON
-------------------------------------------------------------------------------

12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                     [ ]
             (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                  7.2%
             ROW (11)
-------------------------------------------------------------------------------

14.          TYPE OF REPORTING PERSON                                     IN
-------------------------------------------------------------------------------

                           SCHEDULE 13D                            Page 4 of 13

-------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON                                JOHN ZOLLINGER
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
-------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
-------------------------------------------------------------------------------

3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS                                                       OO
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL                                     [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
-------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.
-------------------------------------------------------------------------------

NUMBER OF         7.       SOLE VOTING POWER                       2,940,000
SHARES            -------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER
OWNED BY          -------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                  2,940,000
REPORTING         -------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                2,940,000
             EACH REPORTING PERSON
-------------------------------------------------------------------------------

12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                     [ ]
             (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                 14.7%
             ROW (11)
-------------------------------------------------------------------------------

14.          TYPE OF REPORTING PERSON                                    IN
-------------------------------------------------------------------------------

                           SCHEDULE 13D                            Page 5 of 13

-------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON                        DAVID VALENTI
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
-------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
-------------------------------------------------------------------------------

3.  SEC USE ONLY

-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS                                                      OO
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL                                     [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
-------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               US
-------------------------------------------------------------------------------

NUMBER OF         7.       SOLE VOTING POWER                       1,540,000
SHARES            -------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                            0
OWNED BY          -------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                  1,540,000
REPORTING         -------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                       0
-------------------------------------------------------------------------------

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                1,540,000
             EACH REPORTING PERSON
-------------------------------------------------------------------------------

12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                     [ ]
             (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                  7.2%
             ROW (11)
-------------------------------------------------------------------------------

14.          TYPE OF REPORTING PERSON                                    IN
-------------------------------------------------------------------------------

                           SCHEDULE 13D                            Page 6 of 13


-------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON                        JEFFREY BARLOW
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
-------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
-------------------------------------------------------------------------------

3.  SEC USE ONLY

-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS                                                   OO
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL                                     [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
-------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               US
-------------------------------------------------------------------------------

NUMBER OF         7.       SOLE VOTING POWER                       1,540,000
SHARES            -------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                            0
OWNED BY          -------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                  1,540,000
REPORTING         -------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                       0
-------------------------------------------------------------------------------

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                1,540,000
             EACH REPORTING PERSON
-------------------------------------------------------------------------------

12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                     [ ]
             (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                  7.2%
             ROW (11)
-------------------------------------------------------------------------------

14.          TYPE OF REPORTING PERSON                                     IN
-------------------------------------------------------------------------------

                           SCHEDULE 13D                            Page 7 of 13


-------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON                                MARTY ALFRED
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
-------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
-------------------------------------------------------------------------------

3.  SEC USE ONLY
-------------------------------------------------------------------------------

4.  SOURCE OF FUNDS                                                       OO
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL                                     [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
-------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.
-------------------------------------------------------------------------------

NUMBER OF         7.       SOLE VOTING POWER                       1,120,000
SHARES            -------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER
OWNED BY          -------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                  1,120,000
REPORTING         -------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                1,120,000
             EACH REPORTING PERSON
-------------------------------------------------------------------------------

12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                     [ ]
             (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                  5.6%
             ROW (11)
-------------------------------------------------------------------------------

14.          TYPE OF REPORTING PERSON                                    IN
-------------------------------------------------------------------------------

                           SCHEDULE 13D                            Page 8 of 14

ITEM 1.    SECURITY AND ISSUER.

     This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.001 per share (the "Common Stock"), of THE THORSDEN GROUP, LTD., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4505 South Wasatch Blvd., Suite 340, Salt Lake City, Utah 84124.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is filed on behalf of each of the following persons (each a "Reporting Person" and collectively the "Reporting Persons"), with respect to the Common Stock described in this Schedule 13D:

          (1) John Blumenthal, an individual resident in the state of Utah ("Mr. Blumenthal")

          (2) Stephen Russell, an individual resident in the state of California ("Mr. Russell")

          (3) John Zollinger, an individual resident in the state of Utah ("Mr. Zollinger")

          (4) David Valenti, an individual resident in the state of Utah ("Mr. Valenti")

          (5) Jeffrey Barlow, an individual resident in the state of Utah ("Mr. Barlow")

          (6) Marty Alfred, an individual resident in the state of Utah ("Mr. Alfred")

     (b) The principal business address for each of the Reporting Persons is 4505 South Wasatch Blvd., #340, Salt Lake City, Utah 84124.

     (c)     The principal occupation of the Reporting Persons is as follows:
Mr. Blumenthal's principal occupation is as President of the issuer, Mr. Russell's principal occupation is as Chief Financial Officer of the issuer, Mr. Zollinger's principal occupation is as Chief Technology Officer of the issuer, Mr. Valenti's principal occupation is as Director of Business Development of the issuer, Mr. Barlow's principal occupation is as Director of Technical Operations of the issuer, and Mr. Alfred's principal occupation is as Director of Operations of the issuer.

     (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each natural person listed in this Schedule 13D is a United States citizen, with the exception of Mr. Russell, who is a citizen of the United Kingdom.

     The Reporting Persons could be deemed to be a group for purposes of this
Schedule 13D because they are all officers and directors or principal shareholders of Arkona, Inc., a Utah corporation which merged with The Thorsden Group, Ltd. and as a result of the merger they became officers and directors and/or principal shareholders of The Thorsden Group, Ltd.

Nevertheless, the Reporting Persons disclaim that they have acted as a group for purposes of acquiring, holding, voting or disposing of the Common Stock, and each Reporting Person disclaims beneficial ownership of shares of the Common Stock owned by the other Reporting Persons.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Each of the Reporting Persons acquired his shares of Common Stock in the merger of Arkona, Inc., a Utah corporation, in and with Thorsden Acquisition Corp., a Utah corporation, by which transaction, Arkona, Inc. became a wholly owned subsidiary of The Thorsden Group, Ltd. (the "Merger"). In the Merger, each of the Reporting Persons exchanged his shares of common stock of Arkona, Inc. for shares of the Common Stock, necessitating the filing of this Schedule.

ITEM 4.    PURPOSE OF THE TRANSACTION.

     The Reporting Persons have acquired the Common Stock described in this
Schedule 13D and are holding such securities for investment purposes only. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Prior to the Merger, none of the Reporting Persons had any ownership interest in The Thorsden Group, Ltd.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.

     (a) The responses of the Reporting Persons to Items 7, 8, 9, 10 and 11 of the Cover Sheets, which relate to the beneficial ownership of the Company's Common Stock, are incorporated herein by reference. The percentage of the Company's Common Stock beneficially owned by the Reporting Persons as set forth on the Cover Sheets is based in each case upon 20,000,000 outstanding shares of Common Stock, which includes the shares of Common Stock issued to the Reporting Persons in the Merger as described in Item 5(c) of this Schedule 13D.

     (b) Each of the Reporting Persons has the sole power to vote and to dispose or direct the disposition of the Common Stock as is indicated on such Reporting Person's respective Cover Sheet, which information is incorporated herein by reference.

     (c) To the best knowledge and belief of the Reporting Persons, none of the Reporting Persons has effected any transaction in any equity security of the Company during the past sixty days.

     (d)     Not applicable.

     (e)     Not applicable.

ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Persons have entered into an agreement, dated as of October 29, 1997 (the "Filing Agreement"), with respect to the filing of this Schedule 13D and any amendment hereto, and pursuant to the Filing Agreement certain Reporting Persons have granted a power-of-attorney to Stephen Russell to execute this Schedule 13D and any amendment hereto on behalf of such Reporting Persons. The Reporting Persons are not aware of any other agreements involving the securities of the issuer and any Reporting Person named in this
Schedule 13D.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed herewith:


     1. Filing Agreement, dated as of October 29, 1997, by and among the Reporting Persons.

                           SCHEDULE 13D                           Page 11 of 13

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of November 7, 1997.



                                    /s/ John Blumenthal
                                   --------------------------------
                                    John Blumenthal

                                    /s/ Stephen W. Russell
                                   --------------------------------
                                    Stephen Russell

                                   /s/ John Zollinger
                                   ----------------------------------
                                    John Zollinger

                                    /s/ David Valenti
                                   --------------------------------
                                    David Valenti

                                    /s/ Jeffrey Barlow
                                   --------------------------------
                                    Jeffrey Barlow

                                    /s/ Marty J. Alfred
                                    ----------------------------------
                                    Marty Alfred

                          SCHEDULE 13D                            Page 12 of 13

                                   EXHIBIT INDEX
                                   -------------


            EXHIBIT
              NO                        EXHIBIT
            ------                      -------


               1 Filing Agreement, dated as of October 29, 1997, among the Reporting Persons.

                          SCHEDULE 13D                            Page 13 of 13

                                                        Exhibit No. 1
                                                        ------------

                                 FILING AGREEMENT
                                 ----------------

     This will confirm the agreement by and among the undersigned that the statement on schedule 13D filed on or about this date (the "Schedule 13D") with respect to the beneficial ownership by the undersigned of shares of common stock, $.001 par value, of THE THORSDEN GROUP, LTD., a Delaware corporation, is being filed on behalf of each of the signatories named below (each, a "Reporting Person" and collectively the "Reporting Persons").

     This will also confirm the agreement by and among the Reporting Persons that any amendment to such Schedule 13D which may be required to be filed shall be filed on behalf of each of the Reporting Persons.

     Each of the undersigned Reporting Persons, by his execution hereof, hereby irrevocably makes, constitutes and appoints Stephen Russell as his true and lawful agent and attorney-in-fact, with full power of substitution and full power and authority in his name, place and stead, to make, execute, sign, acknowledge, swear to, record and file (i) the Schedule 13D and all amendments thereto and (ii) all certificates and other instruments deemed advisable by Stephen Russell to comply with the provisions of the Securities Exchange Act of 1934, as amended.

     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 29, 1997



                                    /s/ John Blumenthal
                                   --------------------------------
                                    John Blumenthal


                                    /s/ Stephen W. Russell
                                   --------------------------------
                                    Stephen Russell

                                   /s/ John Zollinger
                                   ----------------------------------
                                    John Zollinger

                                    /s/ David Valenti
                                   --------------------------------
                                    David Valenti

                                    /s/ Jeffrey Barlow
                                   --------------------------------
                                    Jeffrey Barlow

                                    /s/ Marty J. Alfred
                                    ----------------------------------
                                    Marty Alfred